                 [LETTERHEAD OF BENEFICIAL MUTUAL BANCORP, INC.]


                                October 28, 2009

VIA EDGAR
---------

Ms. Allicia Lam
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4561

         RE:      BENEFICIAL MUTUAL BANCORP, INC.
                  FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008 FILED MARCH 27, 2009
                  FORM 10-Q FOR FISCAL QUARTER ENDED JUNE 30, 2009 FILED AUGUST 10, 2009
                  FILE NO. 001-33476

Dear Ms. Lam:

         On behalf of Beneficial Mutual Bancorp, Inc. (the "Company"), enclosed please find the Company's responses to the comment letter, dated October 7, 2009, of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") regarding (i) the Annual Report on Form 10-K for the year ended December 31, 2008 (the "Form 10-K") filed by the Company with the Commission on March 27, 2009 and (ii) the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the "Form 10-Q") filed by the Company with the Commission on August 10, 2009. To aid in your review, we have repeated the Staff's comments followed by the Company's responses.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008]
--------------------------------------------------
ITEM 11. EXECUTIVE COMPENSATION, PAGE 27
----------------------------------------
COMPENSATION DISCUSSION AND ANALYSIS, PAGE 17 OF DEFINITIVE PROXY STATEMENT ON
------------------------------------------------------------------------------
SCHEDULE 14A
------------

1.        WE NOTE YOUR RESPONSE TO COMMENT 2 IN OUR LETTER DATED JULY 30, 2009.
          WE ALSO NOTE THE DISCLOSURE ON PAGE 18 OF YOUR DEFINITIVE PROXY STATEMENT THAT THE COMPANY'S COMPENSATION COMMITTEE APPROVED NEW INCENTIVE AWARD LEVELS AND FINANCIAL PERFORMANCE MEASURES FOR THE MANAGEMENT INCENTIVE PLAN PARTICIPANTS FOR THE 2009 FISCAL YEAR. PLEASE TELL US IF THE CHANGES TO THE AWARD LEVELS AND FINANCIAL PERFORMANCE MEASURES CONSTITUTE A NEW INCENTIVE PLAN, AN AMENDMENT TO THE PREVIOUSLY FILED PLAN OR OTHERWISE, AND WHETHER THE COMPANY WAS REQUIRED TO FILE THE REVISED PLAN AS AN EXHIBIT TO THE APPLICABLE PERIODIC REPORT.

U.S. Securities and Exchange Commission
October 28, 2009
Page 2

RESPONSE TO COMMENT NO. 1:

         The changes to the award levels and financial performance measures constitute an amendment to the previously filed Management Incentive Plan. The Company will file the amended Management Incentive Plan as an exhibit to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

2. WE NOTE YOUR RESPONSE TO OUR COMMENT 3 IN OUR LETTER DATED JULY 30, 2009. BASED ON YOUR RESPONSE, WE ARE UNABLE TO AGREE WITH YOUR DETERMINATION THAT THE DISCLOSURE OF THE PERFORMANCE TARGETS UTILIZED IN DETERMINING CASH INCENTIVE COMPENSATION WOULD RESULT IN COMPETITIVE HARM TO THE COMPANY. PLEASE REVISE YOUR PROPOSED DISCLOSURE TO INCLUDE THE PERFORMANCE TARGETS IN QUESTION AND CONFIRM THAT YOU WILL REVISE FUTURE FILINGS ACCORDINGLY. ALTERNATIVELY, PLEASE REVISE YOUR RESPONSE TO ANALYZE SPECIFICALLY HOW THE COMPANY WOULD BE EXPOSED TO CONFIDENTIAL HARM FROM THE DISCLOSURE OF THE TARGETS CITED IN YOUR RESPONSE, PARTICULARLY WHEN THE DISCLOSURE WOULD BE MADE AFTER THE RELEASE OF YOUR ACTUAL PERFORMANCE.

RESPONSE TO COMMENT NO. 2:

         The following sets forth the additional disclosure the Company would have provided with respect to the Management Incentive Plan for the year ended December 31, 2008. This disclosure modifies and supplements the additional disclosure provided in the Company's letter dated August 13, 2009, by quantifying the performance goals for Beneficial Bank (the "Bank") and individual plan participants. The Company hereby confirms that it will revise all future filings accordingly.

MANAGEMENT INCENTIVE PLAN

         The Bank maintains the Management Incentive Plan (the "MIP") for the purpose of rewarding MIP participants with cash incentives upon the attainment of specific Company financial goals and individual performance goals as established each plan year by the Compensation Committee of the Board of Directors of the Company. Under the MIP, each participant has a Target Incentive Opportunity based on competitive market practice for his or her role within the Bank (see chart below for the 2008 Target Incentive Opportunities). Each Target Incentive Opportunity reflects a percentage of base salary and is determined on a basis that is consistent with competitive market practices. For example, our President and Chief Executive Officer is eligible to receive 40% of his base salary, or $190,000 for the 2008 plan year, if the Company meets its financial Targets (EPS and Efficiency Ratio) and the Compensation Committee determines that our President and Chief Executive Officer has attained his individual performance Target. SEE the 2008 Incentive Target Chart below for a breakdown of the 2008 incentive targets for all of the named executive officers.

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U.S. Securities and Exchange Commission
October 28, 2009
Page 3


         The 2008 Management Incentive Plan Target Incentive Opportunities are as follows:

------------------------------------- -----------------------
                                           TOTAL TARGET
ROLE                                  INCENTIVE OPPORTUNITY
                                               (1)
------------------------------------- -----------------------

President & Chief Executive Officer          $190,000
------------------------------------- -----------------------

Executive Vice President & Chief
Financial Officer                            $70,200
------------------------------------- -----------------------

Executive Vice President & Chief
Lending Officer                              $70,200
------------------------------------- -----------------------

Executive Vice President                     $78,000
------------------------------------- -----------------------

Senior Vice President                        $50,000
------------------------------------- -----------------------
(1) Represents a percentage of base salary upon attainment of Company and Individual performance targets. See Company Goals and Individual Performance Goals below for specific performance target information.

         For 2008, the Management Incentive Plan targets were as follows:

-------------------------------------------------------------------------------------------------------------------

                                               2008 INCENTIVE TARGETS
-------------------------------------------------------------------------------------------------------------------

                                                        THRESHOLD              TARGET                 STRETCH
ROLE                             BELOW THRESHOLD     (90% OF TARGET)           (100%)            (115% OF TARGET)
-------------------------------------------------------------------------------------------------------------------
President & Chief Executive            0%                  20%                  40%                     60%
Officer
-------------------------------------------------------------------------------------------------------------------
Executive Vice Presidents              0%                  13%                  25%                     38%
-------------------------------------------------------------------------------------------------------------------
Senior Vice President                  0%                  13%                  25%                     38%
-------------------------------------------------------------------------------------------------------------------

         During the year ended December 31, 2008, there were two categories of performance measured under the Management Incentive Plan: Company performance and individual participant performance. Incentive payouts under the MIP were based upon the achievement of two (2) Company goals (EPS and Efficiency Ratio) and multiple individual goals.

        o         COMPANY GOALS: For 2008, the Company goals were focused on
                  -------------
                  earnings per share ("EPS") and efficiency ratio, which are core measures of profitability and efficiency of resources. The 2008 EPS goals were:

                                    Threshold                 $ 0.21
                                    Target                    $ 0.23
                                    Stretch                   $ 0.265

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U.S. Securities and Exchange Commission
October 28, 2009
Page 4


         The 2008 efficiency ratio goals were:

                                    Threshold                 83.68%
                                    Target                    79.70%
                                    Stretch                   75.72%

         The Company's finance department certified the Company's financial performance (EPS and Efficiency Ratio) for purposes of determining the achievement of the Company Goals.

        o         INDIVIDUAL PERFORMANCE GOALS: Each participant also had
                  ----------------------------
                  subjective individual performance goals that reflect required contributions specific to their functional area. The Compensation Committee, in its sole discretion, determined whether a participant had achieved his or her individual performance goal for the 2008 plan.

         The 2008 Individual Performance Goals are as follows:

--------------------------------------------------------------------------------
ROLE                                          INDIVIDUAL PERFORMANCE GOALS
--------------------------------------------------------------------------------

President & Chief Executive Officer    Successfully Execute Company Strategic
                                       Plan
--------------------------------------------------------------------------------

                                       Achieve Operating Expenses to Average
                                       Asset Ratio of 2.70%
Executive Vice President & Chief
Financial Officer
                                       Successfully Execute Risk Management Plan
--------------------------------------------------------------------------------

                                       Increase Loan Portfolio to $2.2 Billion
Executive Vice President & Chief
Lending Officer
                                       Manage Asset Quality
--------------------------------------------------------------------------------

                                       Achieve Beneficial Insurance Services
                                       EBITDA of $2.6 million


                                       Successfully Execute New Benefits and
Executive Vice President               Retirement Plan Program


                                       Increase Beneficial Advisors Assets Under
                                       Management to $100 million
--------------------------------------------------------------------------------

                                       Grow Checking Accounts by $89 Million


                                       Increase Core Deposits by 12.10%
Senior Vice President

                                       Work with Corporate Cash Management Sales
                                       Team to Develop New Business
--------------------------------------------------------------------------------

U.S. Securities and Exchange Commission
October 28, 2009
Page 5



         For 2008, awards made under the Management Incentive Plan were weighted as follows:

---------------------------------------------------------------------------------------------------
                                               COMPANY PERFORMANCE             INDIVIDUAL GOALS
---------------------------------------------------------------------------------------------------

                                      EARNINGS PER
ROLE                                     SHARE         EFFICIENCY RATIO
---------------------------------------------------------------------------------------------------
President & Chief Executive Officer        50%                30%                     20%
---------------------------------------------------------------------------------------------------
Executive Vice President & Chief
Financial Officer                          50%                30%                     20%
---------------------------------------------------------------------------------------------------
Executive Vice President & Chief
Lending Officer                            30%                20%                     50%
---------------------------------------------------------------------------------------------------
Executive Vice President                   30%                20%                     50%
---------------------------------------------------------------------------------------------------
Senior Vice President                      30%                20%                     50%
---------------------------------------------------------------------------------------------------

2008 MIP RESULTS

         The Company did not achieve its EPS goals for the 2008 plan year, however, the Company did attain the Target Efficiency Ratio Goal, therefore MIP payouts were made in March 2009 based on the Company achieving its Target Efficiency Ratio and the Compensation Committee determining the level of achievement of each individual performance goal for the named executive officers. The following chart sets forth the percentage of Target Incentive Opportunity achieved by each named executive officer. The actual dollar amounts are set forth on the Summary Compensation Table contained in the proxy statement.

-----------------------------------------------------------
                                      PERCENTAGE OF TARGET
                                            INCENTIVE
                                       OPPORTUNITY EARNED
ROLE                                         IN 2008
-----------------------------------------------------------
President & Chief Executive Officer            50%
-----------------------------------------------------------
Executive Vice President & Chief
Financial Officer                              45%
-----------------------------------------------------------
Executive Vice President & Chief
Lending Officer                                65%
-----------------------------------------------------------
Executive Vice President                       35%
-----------------------------------------------------------
Senior Vice President                          90%
-----------------------------------------------------------

U.S. Securities and Exchange Commission
October 28, 2009
Page 6


FORM 10-Q FOR FISCAL QUARTER ENDED JUNE 30, 2009
------------------------------------------------
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY, PAGE 3
----------------------------------------------------------------------------

3. WE NOTE THAT YOU RECORDED A RECLASSIFICATION ADJUSTMENT FOR OTHER-THAN-TEMPORARY IMPAIRMENT ("OTTI") OF $800,000 DURING THE SIX MONTHS ENDED JUNE 30, 2009. IT IS NOT CLEAR WHAT THIS ADJUSTMENT REPRESENTS AS YOUR DISCLOSURE ON PAGE 9 INDICATES THAT YOU DID NOT RECOGNIZE A TRANSITION ADJUSTMENT UPON THE ADOPTION OF FSP FAS 115-2 AND 124-2 (FASB ASC 320-10-65-1H), NOR DID YOU RECOGNIZE ANY CURRENT PERIOD OTTI. PLEASE TELL US AND REVISE YOUR FUTURE FILINGS TO CLARIFY THIS APPARENT INCONSISTENCY.

RESPONSE TO COMMENT NO. 3:

         In accordance with ASC 220-10-45-15, the $800,000 ($1.2 million pre-tax) reflected in the Unaudited Consolidated Statements of Changes in Stockholders' Equity is the tax-effected reclassification adjustment made to properly reflect the $1.2 million other-than-temporary impairment for equity securities recognized by the Company during the three months ended March 31, 2009. The Company did not recognize an other-than-temporary impairment for equity securities during the three months ended June 30, 2009. However, the information presented in the Unaudited Consolidated Statements of Changes in Stockholders' Equity reflects the changes in the Company's stockholders' equity from January 1, 2009 to June 30, 2009.

         Upon adoption of FSP SFAS 115-2 and SFAS 124-2 for the quarter ended June 30, 2009, no cumulative adjustment to retained earnings was recorded, as there were no impairments taken on the Company's debt securities as of December 31, 2008 and March 31, 2009. This was disclosed on page 9 of the Form 10-Q.

         In future filings, the Company will disclose both the quarterly and year-to-date other-than-temporary impairments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
NOTE 4 - INVESTMENT SECURITIES, PAGE 6
--------------------------------------

4. WE REFER TO YOUR INVESTMENT SECURITIES TABLES ON PAGES 7-9. PARAGRAPH 39 OF FSP 115-2 AND 124-2 (FASB ASC 320-10-50-1B) PROVIDES THAT THE DISCLOSURES REQUIRED BY THE FSP BE PROVIDED BY MAJOR SECURITY TYPE. ALTHOUGH PARAGRAPH 39 PROVIDES A LIST OF SECURITY TYPES TO BE PRESENTED BY FINANCIAL INSTITUTIONS, IT STATES THAT ADDITIONAL SECURITY TYPES MAY BE NECESSARY AND THAT A COMPANY SHOULD CONSIDER CERTAIN CHARACTERISTICS (E.G., BUSINESS SECTOR, VINTAGE, GEOGRAPHIC CONCENTRATION, CREDIT QUALITY, ECONOMIC CHARACTERISTICS) IN DETERMINING WHETHER IT IS NECESSARY TO SEPARATE FURTHER A PARTICULAR SECURITY TYPE IN GREATER DETAIL. ACCORDINGLY, IN FUTURE FILINGS PLEASE CONSIDER SEGREGATING YOUR MUNICIPAL AND OTHER BONDS INTO FURTHER DETAIL (MUNICIPAL BONDS, FOREIGN BONDS, SINGLE ISSUER VS. POOLED TRUST

U.S. Securities and Exchange Commission
October 28, 2009
Page 7

          PREFERRED SECURITIES, ETC.) BASED ON THE NATURE AND RISKS OF THE SECURITIES.

RESPONSE TO COMMENT NO. 4:

         The Company will disclose in future filings the following categories: municipal bonds, foreign bonds, corporate bonds and pooled trust preferred securities, previously disclosed as municipal and other bonds.

5. WE NOTE YOUR DISCLOSURE ON PAGE 10 REGARDING YOUR BASIS FOR CONCLUDING THAT CERTAIN INVESTMENT SECURITIES WERE NOT OTHER-THAN-TEMPORARILY IMPAIRED AS OF JUNE 30, 2009. WITH RESPECT TO YOUR TRUST PREFERRED SECURITIES, YOU STATE THAT YOU EXPECT TO RECOVER THE "CURRENT PRINCIPAL OF THE INVESTMENTS." SIMILARLY, YOU STATE THAT YOU EXPECT "THE FULL PAYMENT OF PRINCIPAL" WITH RESPECT TO YOUR COLLATERALIZED MORTGAGE OBLIGATIONS. PLEASE CLARIFY WHETHER YOU PERFORMED A CALCULATION OF THE PRESENT VALUE OF CASH FLOWS EXPECTED TO BE COLLECTED ON THESE SECURITIES TO SUPPORT YOUR CONCLUSIONS REGARDING RECOVERABILITY AND CONFIRM THAT YOU CONSIDER ALL CONTRACTUAL PRINCIPAL AND INTEREST CASH FLOWS IN YOUR ANALYSIS.
                                       ---

RESPONSE TO COMMENT NO. 5:

         With respect to the Company's pooled trust preferred securities analysis, the Company performed a calculation of the present value of the cash flows expected when considering its conclusions regarding the recoverability of both contractual principal and interest. Based on the analysis performed at June 30, 2009, all principal and interest on the pooled trust preferred classes owned by the Company is expected to be recovered.

         The Company, at present, does not perform a quantitative analysis of the present value of cash flows related to non-agency collateralized mortgage obligations ("CMOs"). It does, however, perform a qualitative analysis by monitoring certain characteristics of its non-agency CMOs, such as ratings, delinquency and foreclosure percentages, historical default and loss severity ratios, credit support and coverage ratios. Based on the analysis performed at June 30, 2009, all principal and interest on the CMO classes owned by the Company is expected to be recovered.

6. CONSIDERING THE SIGNIFICANT JUDGMENT REQUIRED TO DETERMINE IF A SECURITY IS OTHER THAN TEMPORARILY IMPAIRED AND THE FOCUS USERS OF FINANCIAL STATEMENTS HAVE PLACED ON THIS AREA, WE BELIEVE COMPREHENSIVE AND DETAILED DISCLOSURE IS REQUIRED TO MEET THE DISCLOSURE REQUIREMENTS IN PARAGRAPH 38 OF FSP FAS 115-2 AND FAS 124-2 (FASB ASC 320-10-50) AND ITEM 303 OF REGULATION S-K. THEREFORE, FOR EACH INDIVIDUAL AND POOLED TRUST PREFERRED SECURITY WITH AT LEAST ONE RATING BELOW INVESTMENT GRADE, PLEASE PROVIDE US WITH AND REVISE YOUR FUTURE FILINGS TO DISCLOSE THE FOLLOWING INFORMATION AS OF THE MOST RECENT PERIOD END: SINGLE-ISSUER OR POOLED, CLASS, BOOK VALUE, FAIR VALUE, UNREALIZED GAIN/LOSS, LOWEST CREDIT RATING ASSIGNED TO THE SECURITY, NUMBER OF BANKS CURRENTLY PERFORMING, ACTUAL DEFERRALS AND

U.S. Securities and Exchange Commission
October 28, 2009
Page 8

          DEFAULTS AS A PERCENTAGE OF THE ORIGINAL COLLATERAL, EXPECTED DEFERRALS AND DEFAULTS AS A PERCENTAGE OF THE REMAINING PERFORMING COLLATERAL (ALONG WITH DISCLOSURE ABOUT ASSUMPTION ON RECOVERIES FOR BOTH DEFERRALS AND DEFAULTS) AND EXCESS SUBORDINATION AS A PERCENTAGE OF THE REMAINING PERFORMING COLLATERAL. ADDITIONALLY, CLEARLY DISCLOSE HOW YOU CALCULATE EXCESS SUBORDINATION AND DISCUSS WHAT THE EXCESS SUBORDINATION PERCENTAGE SIGNIFIES, INCLUDING RELATING IT TO OTHER COLUMN DESCRIPTIONS, TO ALLOW AN INVESTOR TO UNDERSTAND WHY THIS INFORMATION IS RELEVANT AND MEANINGFUL.

Response to Comment No. 6:

         The Company will disclose, for future filings, detailed information related to trust preferred securities with at least one rating below investment grade. The following is an example using June 30, 2009 data of the Company's future disclosure.

         At June 30, 2009, the Company held one pooled trust preferred security rated below investment grade. This security, US Capital Fund III Class A-1, was rated below investment grade by Standard & Poor's at BB. This represented the lowest rating assigned to this security. At June 30, 2009, the book value of the security totaled $7.8 million and the fair value totaled $5.3 million, representing an unrealized loss of $2.5 million. At June 30, 2009, there were a total of 38 banks currently performing. A total of 15%, or $35.0 million, of the original collateral of $233.0 million have deferred or defaulted.

         In analyzing this security, additional defaults of 3.6% of outstanding collateral, every three years beginning in September 2009, with a 0% recovery, was modeled. This represents the assumption of an additional 28.0% of defaults from the remaining performing collateral of $181.7 million.

         Excess subordination for the US Capital Fund III Class A-1 security represents 49.5% of the remaining performing collateral. The excess subordination of 49.5% is calculated by taking the remaining performing collateral of $181.7 million, subtracting the Class A-1 or senior tranche balance of $91.8 million and dividing this result, $89.9 million, by the remaining performing collateral. This excess subordination represents the additional collateral supporting our tranche.

7. AS A RELATED MATTER, PLEASE PROVIDE US WITH THE FOLLOWING INFORMATION RELATED TO THE ASSUMPTIONS USED IN YOUR CALCULATION OF THE PRESENT VALUE OF CASH FLOWS EXPECTED TO BE COLLECTED ON YOUR TRUST PREFERRED SECURITIES AS OF JUNE 30, 2009:

          o DISCOUNT RATE: TELL US THE DISCOUNT RATE USED AND HOW YOU DETERMINED IT.

          o         DEFERRALS AND DEFAULTS:

U.S. Securities and Exchange Commission
October 28, 2009
Page 9

                    A. TELL US IN DETAIL HOW YOU DEVELOPED YOUR ESTIMATE OF FUTURE DEFERRALS AND DEFAULTS. SPECIFICALLY TELL US IF AND HOW YOU CONSIDERED THE SPECIFIC COLLATERAL UNDERLYING EACH INDIVIDUAL SECURITY AND TELL US WHETHER YOU HAD DIFFERENT ESTIMATES OF DEFERRALS AND DEFAULTS FOR EACH SECURITY.

                    B. TELL US HOW YOU TREAT DEFERRALS (E.G. - DO YOU TREAT DEFERRALS THE SAME AS DEFAULTS), AND

                    C.      TELL US THE RECOVERY RATE USED AND HOW YOU
                            DETERMINED IT.

RESPONSE TO COMMENT NO. 7:

         The discount rate applied in the calculation of the present value of cash flows for the Company's pooled trust preferred securities assumes a forward LIBOR rate plus the spread at origination, or an adjusted rate for those trust preferred securities that have a future coupon adjustment, also referred to as a step provision, and specific to each pooled trust preferred security.

         The Company utilizes a broker provided cash flow model in analyzing the pooled trust preferred securities. This model assumes all current deferrals are defaults. A future default rate of 3.6% is applied to the remaining collateral every three years and a recovery rate of 0% is assumed for current and future defaults, which incorporates Moody's default assumptions of similar collateralized securities.

                                      * * *

         The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the above-referenced filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
October 28, 2009
Page 10


         If you have any questions or further comments regarding this correspondence, please call Lori M. Beresford, the Company's legal counsel at Kilpatrick Stockton LLP, at 202.508.5800.

                                Sincerely,

                                BENEFICIAL MUTUAL BANCORP, INC.

                                /s/ Joseph F. Conners

                                Joseph F. Conners
                                EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL
                                OFFICER


cc: Justin Dobbie, U.S. Securities and Exchange Commission Gerard P. Cuddy, Beneficial Mutual Bancorp, Inc. William J. Kline, Jr., Beneficial Mutual Bancorp, Inc. Marcella Hatcher, Beneficial Mutual Bancorp, Inc.
         Gary R. Bronstein, Esq.
         Lori M. Beresford, Esq.
         Eric S. Kracov, Esq.
         Suzanne A. Walker, Esq.
         Stephen F. Donahoe, Esq.